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                              N E W S R E L E A S E
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                        EXPLORATION ACTIVITY ACCELERATES

LONDON, 10 FEBRUARY 2005 (LSE:RRS) (NASDAQ:GOLD) - This year, Randgold Resources delivered on its promise to expand its country exposure and project portfolio throughout the major gold belts in both west and east Africa. The company now has a groundholding of 8 700km(2) and a portfolio of 115 targets in six countries.

In Burkina Faso, the company has accelerated surface exploration and ground teams are fast-tracking projects for drill-testing.

In Ghana, on the Adansi Asaasi permit next to AngloGold Ashanti's Obuasi Gold
Mine, surface evaluation has defined the continuation of the main trend and three dimensional modelling is underway to determine whether or not to drill.
Generative work continues to look for new opportunities.

In Tanzania, where the company is consolidating its groundholding, the company has developed a regional model which is driving our acquisition strategy.
Randgold Resources currently holds 19 permits covering 1 222km(2) over the
Musoma - one of the most underexplored areas in Tanzania - and Mara greenstone belts.

In Mali, exploration has continued to add long-term value to the Loulo project.
Deep drilling at both the Yalea and Loulo 0 orebodies has been very successful and has changed the dynamics of the project with the focus now on evaluating the underground development.

At Morila, a new exploration model has been implemented and the identification of the Samacline target attests to the high prospectivity of the area and the potential for further world class deposits.

In Senegal, drilling has started on four targets within the permit portfolio and surface exploration continues to evaluate additional targets for future drilling.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com
Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forwardlooking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors, refer to the annual report on Form
20-F for the year ended 31 December 2003, which was filed with the United States
Securities and Exchange Commission (the `SEC') on 30 June 2004. Randgold
Resources assumes no obligation to update information in this release.
Cautionary Note to US Investors: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's industry guide number 7.